UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

Waterloo House
100 Pitts Bay Road
Pembroke HM 08
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

INTEGRATION TRANSACTIONS

On February 24, 2026, Sompo International Holdings Ltd., a Bermuda exempted company limited by shares (“Sompo International”, and, together with its subsidiaries, the “Sompo International Group”), through its direct wholly owned subsidiary, Endurance Specialty Insurance Ltd., completed the acquisition of Aspen Insurance Holdings Limited, a Bermuda exempted company limited by shares (the “Company”, and together with its subsidiaries, the “Aspen Group”). As part of the continued integration of the Aspen Group into the Sompo International Group, on August 14, 2026, the Company completed a series of transactions to simplify its corporate structure and harmonize its operations with those of the Sompo International Group. In connection with these transactions, the Company contributed all of its shares in Aspen Bermuda Limited, a Bermuda exempted company limited by shares (“ABL”) and direct wholly owned subsidiary of the Company, through a series of contributions to another of the Company’s indirect wholly owned subsidiaries, Aspen Re America, Inc., a Delaware corporation. Thereafter, Aspen (UK) Holdings Limited, a company incorporated in England and Wales (“AUKH”) and an indirect wholly owned subsidiary of the Company, transferred all of its shares in Aspen U.S. Holdings, Inc., a Delaware corporation (“AUSH”) and an indirect wholly owned subsidiary of the Company, to Endurance U.S. Holdings Corp., a Delaware corporation (“EUSH”) and an indirect wholly owned subsidiary of Sompo International. EUSH issued $2.722 billion of intragroup debt to AUKH, pursuant to which EUSH is obligated to make payments to AUKH on the terms set forth therein. In addition, in connection with the transfer of AUSH to EUSH, AUSH merged with and into EUSH, with EUSH surviving the merger. As a result of the merger of AUSH and EUSH, all of the pre-merger subsidiaries of AUSH (including Aspen American Insurance Company, Aspen Specialty Insurance Company and ABL) are now owned by EUSH.

In connection with the foregoing, Sompo International and the Company entered into (i) the Seventh Supplemental Indenture with Deutsche Bank Trust Company Americas as trustee, pursuant to which Sompo International agreed to guarantee all payment obligations of the Company with respect to the Company’s 5.750% Senior Notes due 2030 and other guaranteed obligations (as defined therein) under the Indenture, dated as of August 16, 2004, as amended, and (ii) a Keepwell and Financial Support Agreement pursuant to which Sompo International agreed to provide certain cash payments to the Company if necessary to maintain its capital and surplus and to support any payments to holders of the Company's outstanding Preference Shares if and when the board of directors of the Company determines to declare dividends on the Preference Shares.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I-Item 3.D.-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

EXHIBIT INDEX
Exhibit No.         Description
99.1        Seventh Supplemental Indenture, dated as of August 14, 2026, among Aspen Insurance Holdings Limited, Sompo International Holdings Ltd., as guarantor and Deutsche Bank Trust Company Americas, as trustee.

99.2        Unaudited pro forma condensed consolidated combined financial statements as of and for the year ended December 31, 2025 of Aspen Insurance Holdings Limited.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: August 18, 2026	By:	/s/ Carrie Rosorea
	Name:	Carrie Rosorea
	Title:	Chief Financial Officer